C21 Investments Announces Cancellation of Swell Earn-Out Shares

Reduces Potential Fully Diluted Shares By 3.6%

VANCOUVER, February 13, 2023 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced that it has negotiated the cancellation of 78% of its earn-out share obligations (the "Swell Earn-Out Shares") pursuant to the purchase agreement (the "Swell Purchase Agreement") governing the acquisition of Swell Companies (see news release dated May 27, 2019) with select individuals (the "Cancelling Vendors"). All currency in USD.

Pursuant to the Swell Purchase Agreement, a portion of the purchase price payable to the vendors by C21 in connection with the acquisition of Swell Companies in May 2019 was to be paid by the issuance of the Swell Earn-Out Shares, the delivery of which was dependent upon the occurrence of certain events, including share price targets as well as any change of control. Up to 6 million Swell Earn-Out Shares could have been deliverable to the Vendors pursuant to the Swell Purchase Agreement.

The Company has entered into agreements (the "Cancellation Agreements") with the Cancelling Vendors  to extinguish the Company's obligation to issue an aggregate total 4,699,800 Earn-Out Shares  in exchange for a one-time cash payment of $564,000.

Extinguishing the Company's obligation to issue 4,699,800 Earn-Out Shares reduces the potential dilution of the Company's common shares by 3.6% on a fully diluted basis1. Additionally, agreement has been reached to defer the March 1, 2023 principal payment  on the Company's senior secured note to facilitate the payment to the Cancelling Vendors. As of February 1, 2023, the remaining balance of the senior note was $1.5 million.

Chairman, Bruce Macdonald: "We believe the cancellation of the obligation to issue 4.7 million earn-out shares is a smart use of the Company's funds. Reducing the potential dilution of our outstanding shares is consistent with C21's commitment to deliver value for our shareholders. The Board recognizes our CEO, Sonny Newman, for being flexible in facilitating this transaction."

For further inquiries, please contact:

Investor contact:                                      Company contact:

Investor Relations Michael Kidd

info@cxxi.ca Chief Financial Officer and Director

+1 833 289-2994 Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms and Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

1 C21 Investments Capitalization: Common Shares Issued and Outstanding = 120,047,814; Reserved for Issuance = 8,843,093

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this news release include, but are not limited to: the timing of payment of the Consideration to the Cancelling Vendors; the impact of the Cancellation Agreements on the Company's issued and outstanding common shares and the Company's intent on delivering value for its shareholders.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from general business, economic, competitive, political and social uncertainties; the impact of the COVID-19 pandemic on the Company's operations and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.